UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B DE C.V.

(Name of Subject Company (Issuer))
AERODROME INFRASTRUCTURE S.À R.L.
SERVICIOS DE TECNOLOGÍA AEROPORTUARIA, S.A. DE C.V.
BAGUAL S.À R.L.
GRENADIER S.À R.L.
PEQUOD S.À R.L.
HARPOON S.À R.L.
EXPANSE S.À R.L.
FINTECH HOLDINGS INC.
DAVID MARTÍNEZ

(Names of Filing Persons (Offerors))
SERIES B SHARES, without par value
AMERICAN DEPOSITARY SHARES, each represented 8 SERIES B SHARES

(Title of Class of Securities)
400501102

(CUSIP Number for ADSs)
Julio R. Rodriguez, Jr.
c/o Fintech Advisory Inc.
375 Park Avenue
New York, NY 10152
(212) 593-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
With a copy to:
Adam J. Brenneman, Esq.
Manuel Silva, Esq.
Cleary, Gottlieb, Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$672,775,461.03	$73,399.80

*
Calculated solely for purposes of determining the filing fee. The calculation of the transaction value was estimated as (i) (a) 97,527,888 outstanding Series B ordinary shares, no par value, including Series B ordinary shares represented by outstanding American Depositary Shares of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., in each case not directly or indirectly owned by the Offerors (as defined herein) multiplied by (b) the offer price of Ps.137 per share, divided by (ii) 19.86 (based on an exchange rate of Ps.19.86 per U.S.$1.00, the exchange rate between Mexican pesos and U.S. dollars reported by the U.S. Federal Reserve Board on May 14, 2021).

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020 by multiplying the transaction valuation by 0.0001091.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
This Tender Offer Statement on this Schedule TO (this “Schedule TO”) is being filed by Aerodrome Infrastructure S.à r.l. (“Aerodrome”), a limited liability company organized under the laws of Luxembourg, an affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”), a Mexican corporation, and beneficially owned by Bagual S.à.r.l. (“Bagual”), a limited liability company organized under the laws of Luxembourg, Grenadier S.à.r.l. (“Grenadier”), a limited liability company organized under the laws of Luxembourg, Pequod S.à.r.l. (“Pequod”), a limited liability company organized under the laws of Luxembourg, Harpoon S.à.r.l. (“Harpoon”), a limited liability company organized under the laws of Luxembourg, Expanse S.à.r.l. (“Expanse”), a limited liability company organized under the laws of Luxembourg, Fintech Holdings Inc. (“FH”), a corporation organized under the laws of Delaware and David Martínez (“Mr. Martínez” and, together with SETA, Bagual, Grenadier, Pequod, Harpoon, Expanse and FH, the “Offerors”), and relates to the offer by the Offerors to purchase up to 97,527,888 shares of outstanding Series B ordinary shares held by U.S. Persons (the “Series B Shares”) of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V (“OMA”) and Series B Shares represented by outstanding American Depositary Shares (whether held or not by U.S. Persons and each representing eight Series B Shares) (the “ADSs” and, together with the Series B Shares, the “Securities”) (the “U.S. Offer”).
The U.S. Offer is being made on the terms and conditions set forth in the U.S. Offer to Purchase dated May 24, 2021 (the “U.S. Offer to Purchase”) attached hereto as Exhibit (a)(1)(i) and incorporated herein by reference, and in the related documents. The U.S. Offer is being made in conjunction with an offer by the Offerors in Mexico for up to 97,527,888 shares of outstanding Series B Shares (but not OMA ADSs, unless holders of OMA ADSs first convert their OMA ADSs into Series B Shares, which requires holders to surrender their OMA ADSs to JPMorgan Chase Bank N.A., as depositary for the OMA ADSs) (the “Mexican Offer,” and together with the U.S. Offer, the “Offers”). The Offer Price (as defined in the U.S. Offer to Purchase) in the Mexican Offer is the same as the Offer Price offered in the U.S. Offer. The Offer Price under the U.S. Offer for Series B Shares will be payable in Mexican pesos. The price offered for ADSs in the U.S. Offer has been determined in Mexican pesos, but will be payable in U.S. dollars based on the exchange rate available to the ADS Receiving Agent (as defined in the U.S. Offer to Purchase) on the Payment Date (as defined in the U.S. Offer to Purchase). The Offer Price in the Mexican Offer is payable in Mexican pesos under the terms described in the information memorandum for the Mexican Offer. The Offerors do not intend to change the Offer Price. This Schedule TO is intended solely for holders of OMA Shares that are U.S. Persons and all holders of OMA ADSs. The information set forth in the U.S. Offer to Purchase is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO. This Schedule TO is being filed on behalf of the Offerors.
As used herein, a “U.S. Person” means: (1) any individual resident in the United States; (2) any partnership or corporation organized or incorporated in the United States; (3) any estate of which any executor or administrator is a U.S. Person; (4) any trust of which the trustee is a U.S. Person; (5) any agency or branch of a foreign entity located in the United States; (6) any nondiscretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person; (7) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in the United States; and (8) any partnership or corporation if (A) organized or incorporated under the laws of any foreign jurisdiction and (B) formed by a U.S. Person for the purpose of investing in securities not registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), unless it is organized or incorporated, and owned by accredited investors (as defined in Rule 501(a) under the Securities Act); excluding, in each case, persons deemed not to be “U.S. persons” pursuant to Rule 902(k)(2) of Regulation S under the Securities Act.
Item 1.   Summary Term Sheet
The information set forth in the section of the U.S. Offer to Purchase entitled “SUMMARY TERM SHEET” is incorporated herein by reference.
Item 2.   Subject Company Information
(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“OMA”). OMA’s principal executive offices are located Plazo Metrópoli Patriotismo, Piso 5, Av. Patriotismo 201, Col. San Pedro de los Pinos, Benito Juárez, Ciudad de Mexico, Mexico. Its telephone number at such address is + 52 81 8625 4300.
(b) This Schedule TO relates to the offer to purchase up to a total of 97,527,888 outstanding Series B Shares of OMA, including Series B Shares represented by ADSs (each ADS representing eight (8) Series B Shares), which represent approximately 24.9% of the capital stock of OMA. As of December 31, 2020, there were 340,345,556 Series B Shares issued and outstanding (excluding 3,659,417 Treasury shares). The information set forth in the U.S. Offer to Purchase under the following captions is incorporated herein by reference.
•
“INTRODUCTION”

•
“THE TENDER OFFER — Section 8. Certain Information about OMA”

(c) The Series B Shares are traded on the Bolsa Mexicana de Valores, where they are listed under the ticker symbol “OMA.” ADSs representing the Series B Shares are traded on the Nasdaq Stock Market (the “NASDAQ”) under the ticker symbol “OMAB.” The information set forth in “THE TENDER OFFER — Section 7. Certain Information about the Series B Shares and ADSs” of the U.S. Offer to Purchase is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person
(a), (b) and (c) This Schedule TO is filed by the Offerors. The information set forth in the U.S. Offer to Purchase under the following captions is incorporated herein by reference:
•
“INTRODUCTION”

•
“THE TENDER OFFER — Section 9. Certain Information about the Offerors”

•
“SCHEDULE 1 — Information about the Directors and Executive Officers of the Offerors”

Item 4.   Terms of the Transaction
(a) The information set forth in the U.S. Offer to Purchase is incorporated herein by reference.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements
(a) and (b) The information set forth in the U.S. Offer to Purchase under the following captions is herein by reference:
•
“INTRODUCTION”

•
“SUMMARY TERM SHEET”

•
“SPECIAL FACTORS — Background of the Offers”

•
“SPECIAL FACTORS — Purpose of and Reasons for the U.S. Offer; Plans for OMA Following the U.S. Offer”

•
“THE TENDER OFFER — Section 9. Certain Information about the Offerors”

Item 6.   Purposes of the Transaction and Plans or Proposals
For purposes of subsections (a), (c)(1) through (7), the information set forth in the U.S. Offer to Purchase under the following captions is incorporated herein by reference:
•
“SUMMARY TERM SHEET”

•
“SPECIAL FACTORS — Purpose of and Reasons for the U.S. Offer; Plans for OMA Following the U.S. Offer”

Item 7.   Source and Amount of Funds or Other Consideration
(a) and (d) The information set forth in “THE TENDER OFFER — Section 5. Source and Amount of Funds; Certain Requirements Regarding Offer Price” of the U.S. Offer to Purchase is incorporated herein by reference.

2

(b) Not applicable.
Item 8.   Interest in Securities of the Subject Company
(a) The information set forth in the U.S. Offer to Purchase under the following captions is incorporated herein by reference:
•
“SPECIAL FACTORS — Background of the Offers”

(b) The information set forth in the U.S. Offer to Purchase under the following captions is incorporated herein by reference:
•
“THE TENDER OFFER — Section 9. Certain Information about the Offerors”

Item 9.   Persons/Assets Retained, Employed, Compensated or Used
(a) The information set forth in the U.S. Offer to Purchase under the following captions is incorporated herein by reference:
•
“THE TENDER OFFER — Section 11. Fees and Expenses”

Item 10.   Financial Statements
(a) Aerodrome Infrastructure S.à r.l. is the entity that will accept the Securities for purchase in the Offers and pay the Offer Price. Aerodrome Infrastructure S.à r.l. was incorporated on January 14, 2021 for the sole purpose of conducting the Offers and has no assets or liabilities and has not prepared any financial statements given its recent incorporation. Aerodrome Infrastructure S.à r.l.’s payment of the Offer Price for the Securities accepted in the Offers will not be guaranteed by any party.
The financial statements of SETA set forth in the U.S. Offer to Purchase are incorporated herein by reference.
Fintech Holdings Inc. does not produce financial statements.
Bagual S.à r.l., Grenadier S.à r.l., Pequod S.à r.l., Harpoon S.à r.l., and Expanse S.à r.l. prepare annual financial statements solely in response to Luxembourg tax regulatory requirements. The Offerors believe that financial statements for these entities are not relevant because these entities are simply intermediate holding companies between Aerodrome Infrastructure S.à r.l. and Mr. David Martinez, the ultimate beneficial owner of Aerodrome Infrastructure S.à r.l., and they have no obligation to provide financial support to Aerodrome Infrastructure S.à r.l. or to fund or guaranty the payment of the Offer Price for the Securities accepted in the Offers.
The net worth of Mr. Martínez as of December 31, 2020 was approximately $130,000,000, approximately $100,000,000 of which is derived from liquid assets and approximately $30,000,000 from illiquid assets.1 As of the date of this U.S. Offer to Purchase, Mr. Martínez has guaranteed certain third-party obligations unrelated to the Offers on an unsecured basis in the amount of approximately $880,000,000. These third-party obligations are fully collateralized with assets that are not owned by Mr. Martínez and are not otherwise in default. Mr. Martínez’s net worth is provided solely for purposes of compliance with SEC forms and regulations concerning disclosure of the financial condition of an offeror in a partial third-party tender offer that is subject to financing. The Offerors believe that holders of the Securities should not rely on Mr. Martínez’s net worth in connection with their consideration of the Offers because Mr. Martínez has not guaranteed the payment of the Offer Price for the Securities accepted in the Offers and does not intend to contribute funding or provide other financial support for the Offers.
(b) Not applicable.
The information set forth in “THE TENDER OFFER — Section 9. Certain Information about the Offerors” in the U.S. Offer to Purchase is incorporated herein by reference.

Net worth was calculated as total assets minus total liabilities of Mr. Martínez, without taking into account contingent guarantees.

Item 11.   Additional Information
(a)(1) The information set forth in the U.S. Offer to Purchase under the following captions is incorporated herein by reference:
•
“THE TENDER OFFER — Section 9. Certain Information about the Offerors”

(a)(2) The information set forth in the U.S. Offer to Purchase under the following captions is incorporated herein by reference:
•
“SUMMARY TERM SHEET”

•
“SPECIAL FACTORS — Background of the Offers”

•
“THE TENDER OFFER — Section 10. Certain Legal and Regulatory Matters”

(a)(3) The information set forth in the U.S. Offer to Purchase under the following captions is incorporated herein by reference:
•
“THE TENDER OFFER — Section 10. Certain Legal and Regulatory Matters”

(a)(4) The information set forth in the U.S. Offer to Purchase under the following captions is incorporated herein by reference:
•
“SPECIAL FACTORS — Certain Effects of the U.S. Offer”

(a)(5) Not applicable.
(c) The information set forth in the U.S. Offer to Purchase, the Acceptance Letter for Series B Shares and the Form of Letter of Transmittal with respect to ADSs is incorporated herein by reference.
Item 12.   Exhibits
Exhibit No.	Description
(a)(1)(i)	U.S. Offer to Purchase, dated May 24, 2021.
(a)(1)(ii)	Form of ADS Letter of Transmittal for Series B Shares.
(a)(1)(iii)	Acceptance Letter for Tenders of Series B Shares held by U.S. Persons.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Series B Shares).
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).
(a)(1)(vi)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Series B Shares).
(a)(1)(vii)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).
(a)(1)(viii)	Summary Publication published on May 24, 2021, in the Wall Street Journal.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(i).
(a)(5)(i)	SETA Financial Statements for the Years Ended December 31, 2020 and 2019.
(a)(5)(ii)	Press Release, issued by the Offerors on May 24, 2021.
(b)	None.
(d)	None.
(g)	None.
(h)	None.
Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 24, 2021
DAVID MARTÍNEZ
By: /s/ David Martinez

FINTECH HOLDINGS INC.
By: /s/ David Martinez

      Name: David Martínez
      Title:
Authorized Person

BAGUAL S.À R.L.
By: /s/ Julio Rafael Rodriguez, Jr.

      Name: Julio Rafael Rodriguez, Jr.
      Title:
Authorized Person

GRENADIER S.À R.L.
By: /s/ Julio Rafael Rodriguez, Jr.

      Name: Julio Rafael Rodriguez, Jr.
      Title:
Authorized Person

PEQUOD S.À R.L.
By: /s/ Julio Rafael Rodriguez, Jr.

      Name: Julio Rafael Rodriguez, Jr.
      Title:
Authorized Person

HARPOON S.À R.L.
By: /s/ Julio Rafael Rodriguez, Jr.

      Name: Julio Rafael Rodriguez, Jr.
      Title:
Authorized Person

EXPANSE S.À R.L.
By: /s/ Julio Rafael Rodriguez, Jr.

      Name: Julio Rafael Rodriguez, Jr.
      Title:
Authorized Person

SERVICIOS DE TECNOLOGÍA AEROPORTUARIA S.A. DE C.V.
By: /s/ Christian Whamond

      Name: Christian Whamond
      Title:
Authorized Person

AERODROME INFRASTRUCTURE S.À R.L.
By: /s/ Julio Rafael Rodriguez, Jr.

      Name: Julio Rafael Rodriguez, Jr.
      Title:
Authorized Person